Exhibit (d.17)

EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 7th day of March, 2016, between Timpani Capital Management LLC (the “Adviser”) and Frontier Funds, Inc. (the “Corporation”), on behalf of the Frontier Timpani Small Cap Growth Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Fund and the Adviser and/or assume expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and other costs relating to portfolio securities transactions (including the costs, fees and expenses associated with the Fund’s investments in other investment companies) and other extraordinary expenses, do not exceed the following percentages on an annual basis of the average daily net assets attributable to the Fund’s Service Class shares, as applicable:

Service Class

Frontier Timpani Small Cap Growth Fund	1.25%

The Adviser shall be entitled to recoup such amounts from a Fund for a period of up to three (3) years from the date the Adviser reduced its compensation and/or assumed expenses for that Fund.

This Agreement shall continue in effect until October 31, 2018.  Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

TIMPANI CAPITAL MANAGEMENT LLC

By:

/s/ Brandon M. Nelson

Brandon M. Nelson

President

FRONTIER FUNDS, INC.

By:

/s/ William D. Forsyth III

William D. Forsyth III

President